Room 4561
Via fax (585) 325-2977

October 27, 2009

Patrick White
Chief Executive Officer
Document Security Systems, Inc.
First Federal Plaza
28 East Main Street, Suite 1525
Rochester, NY 14614

      Re: **Document Security Systems, Inc.**
                Form 10-K for the Fiscal Year Ended December 31, 2007
                Filed March 17, 2008
                File no. 1-32146

Dear Mr. White:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                      Sincerely,

                      Kathleen Collins
                      Accounting Branch Chief